Alston&Bird llp

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Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                                Direct Dial: 202-239-3346                              E-mail: david.baum@alston.com

December 4, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 370 to the Trust’s Registration Statement on Form N-1A – Essential 40 Stock Fund (formerly, the KKM Enhanced U.S. Equity Fund)

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Essential 40 Stock Fund (formerly, the KKM Enhanced U.S. Equity Fund) (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 370 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 370”). Post-Effective Amendment No. 370 is being filed for the purpose of responding to the staff’s comments to the Post-Effective Amendment No. 368 to the Trust’s Registration Statement on Form N-1A (SEC Accession No. 0001580642-17-006218)(“Post-Effective Amendement No. 368”) and make certain other non-material changes. Post-Effective Amendment No. 368 was filed for the purpose of addressing staff comments on Post-Effective Amendment No. 363 (SEC Accession No. 0001580642-17-005388)(“Post-Effective Amendement No. 363”) and make certain other non-material changes. Post-Effective Amendement No. 363 was filed for the purpose of changing the Fund’s name, investment objective, principal investment strategies and supplemental benchmark, in addition to other non-material changes. As discussed with the staff, the Trust expects to request acceleration of effectiveness for this filing to Monday, December 4, 2017 or as soon as practicable thereafter.

December 4, 2017

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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